FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated March 26, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, March 26, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re:	YPF S.A. enters into an agreement with Dow Argentina

The purpose of this letter is to comply with the requirements of Section 23 of the Regulations of the Buenos Aires Stock Exchange.

To that end, please be advised that, on the date hereof, YPF S.A. (“YPF”) has entered into a Memorandum of Understanding (the “Agreement”) with PBB Polisur S.A., a company owned by Dow Argentina (“Dow”), whereby YPF grants Dow, effective as of the date hereof, the exclusive right to negotiate the final terms and conditions under which YPF would assign 50% of its interest in the “El Orejano” area, which comprises a total area of 41 km2 (10,131 acres) in the province of Neuquén (see map attached).  Initially, the commitment would be for the development of the first shale gas pilot project in Argentina.

YPF started up in the “El Orejano” area its first shale gas well from Vaca Muerta, the production of which YPF turned over to the central system.

Yours faithfully,

Gabriel E. Abalos

Market Relations Officer

YPF S.A.

TRANSLATION

Annex 1

LEGEND:
Gas Pipeline
Oil Pipeline
Routes
Oil to Gas Transition
YPF Operates
Other Blocks
MENDOZA PROVINCE
NEUQUÉN PROVINCE
LA ESCALONADA
BAJO DEL CHOIQUE
LAS MANADAS (CALANDRIA MORA)
PAMPA DE LAS YEGUAS I
RINCON DE LA CENIZA
PARVA NEGRA
SAN ROQUE
PAMPA DE LAS YEGUAS II
EL OREJANO
SIERRA CHATA
BAJADA DE AÑELO
BANDURRIA
AGUADA DE LA ARENA
AGUADA PICHANA
69°25'0"W
69°20'0"W
69°15'0"W
69°10'0"W
69°5'0"W
69°0'0"W
2.470.000
2.480.000
2.490.000
2.500.000
5.830.000
5.820.000
5.810.000
5.800.000
5.790.000
5.780.000
37°45'0"S
37°50'0"S
37°55'0"S
38°0'0"S
38°5'0"S
38°10'0"S

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 26, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer